Memorandum of Compliance

                     Outlining Certain Changes Reflected in

             Amendment No. 4 to Registration Statement on Form SB-2

                               SpeechSwitch, Inc.

Set forth below are the responses of SpeechSwitch, Inc. to the comments from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") with respect to Amendment No.3 to the Registration Statement on Form SB-2 of the Company, which was filed with the SEC on June 24, 2005. For the Staff's convenience, the Staff's comments have been stated below in their entirety, with the responses to a particular comment set out immediately under the comment or comments. The responses described below are contained in Amendment No. 4 to the Registration Statement on Form SB-2 ("Amendment No. 4" or the "registration statement"), which is being filed simultaneously herewith. Capitalized terms used herein are intended to have the meanings ascribed to such terms in the Amendment No. 4.

General
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1.    We note your response to comment no. 1 in our letter dated May 16,
      2005. With respect to pages 52 and 57, it does not appear that your filing reflects the changes indicated in the redline version you submitted for our review. Please advise and confirm that all other changes to your filing are correctly indicated in the redline version you submitted.

Pages 52 and 57 inadvertently did not include changes indicated in the redline version submitted for review. In addition, based upon our review, we note that page 31 inadvertently did not include changes indicated in the redline version submitted for review. Disclosure on pages 31, 52 and 57 of the registration statement has been modified accordingly.

2. We note your response to comment no. 2 in our letter dated May 16, 2005. In light of the termination of your equity line of credit and your convertible debentures, your Form SB-2, File No. 333-120610, is an outstanding registration statement for distribution of securities under an agreement that has been terminated. The disclosure in the Form SB-2 also currently conflicts with the disclosure in this filing. Please withdraw your Form SB-2, File No. 333-120610. Equity line resale filings must be made after entry into a valid equity line arrangement.

Form SB-2, File No. 333-120610 will be withdrawn.

Risk Factors
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SpeechSwitch may depend on distribution by resellers.... p. 19
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3.    We note your response to comment no. 5 in our letter dated May 16,
      2005. Please clarify whether such customers are distributors or resellers and advise us why you do not foresee any future revenues with respect to these customers.

Disclosure has been modified on p. 19 of the registration statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations
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Liquidity and Capital Resources. page 33
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4.    We note your response to comment no. 7 in our letter dated May 16,
      2005. The amendment to Mr. Mahoney's employment agreement sets forth his agreement to be paid in Class B common stock but does not address the price at which the Class B common stock will be exchanged for in lieu of cash compensation. Please advise.

Amendment No. 3 to Mr. Mahoney's employment agreement, a copy of which has been filed as Exhibit 10.24 to the registration statement, clarifies that the Class B common stock issued to Mr. Mahoney thereunder will be issued in lieu of cash compensation at the rate of one dollar ($1.00) per share.

SpeechSwitch's Management
-------------------------

5. You state that Mr. Knef "would be required to recuse himself" from any discussions or vote regarding any potential termination of him. If Mr. Knef exercises the discretion over this recusal, please disclose this and state the effect of any such failure to recuse himself.

Disclosure has been modified on pp. 48-49 of the registration statement to clarify that Mr. Knef's recusal in such matters is mandated by his employment agreement, as amended by Amendment No. 1 to his employment agreement, which has been filed as Exhibit 10.25 to the registration statement.

Exhibit 5.1
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6.    Counsel's opinion appears to address the validity of the securities upon their sale as contemplated by the registration statement. Your filing, however, registers the distribution of the securities to current iVoice shareholders. Please advise or revise as appropriate.

Exhibit 5.1 has been revised accordingly.

Exhibit 23.1
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7.    The consent of the independent accountants in Exhibit 23.1 should not refer to incorporation by reference because their report is contained directly in the registration statement.

Exhibit 23.1 has been revised accordingly.